                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.    )*

                       Lone Star Steakhouse & Saloon, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                       Lone Star Steakhouse & Saloon, Inc.
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    542307103
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                      (CUSIP Number of Class of Securities)

                                  John D. White
                       Lone Star Steakhouse & Saloon, Inc.
                            Executive Vice President
                           224 East Douglas, Suite 700
                              Wichita, Kansas 67202
                                 (316) 264-8899
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                                 505 Park Avenue
                               New York, NY 10022
                                  (212)753-7200

                            CALCULATION OF FILING FEE

              Transaction Valuation*          Amount of Filing Fee
                  $90,000,000.00                   $8,280.00

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,000,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $22.50 per share in cash.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                         Filing Party:
                        ------------------                    ------------------

Form or Registration No.:                       Date Filed:
                          ----------------                  --------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      / /   third-party tender offer subject to Rule 14d-1.

      /X/   issuer tender offer subject to Rule 13e-4.

      / /   going-private transaction subject to Rule 13e-3.

      / /   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

      This Tender Offer Statement on Schedule TO relates to the tender offer by Lone Star Steakhouse & Saloon, Inc. ("Lone Star"), a Delaware corporation, to purchase up to 4,000,000 shares of its common stock, par value $.01 per share, or such lesser number of shares as are properly tendered at a price not greater than $22.50 per share nor less than $20.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Lone Star's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2002, and in the related Letter of Transmittal, which as amended or supplemented from time to time, together constitute the offer.

      This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

ITEM 12.          EXHIBITS

99(a)(1)(A)       Offer to Purchase, dated May 17, 2002

99(a)(1)(B)       Letter of Transmittal

99(a)(1)(C)       Notice of Guaranteed Delivery

99(a)(1)(D)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees, dated May 17, 2002

99(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees, dated May 17, 2002

99(a)(1)(F)       Letter to Stockholders from the Chief Executive Officer, dated
                  May 17, 2002

99(a)(1)(G)       Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9

99(a)(2)-(a)(4)   Not applicable

99(a)(5)(A)       Press Release, dated May 17, 2002

99(a)(5)(B)       Form of Summary Advertisement, dated May 20, 2002

99(b)             Not applicable

99(g)-(h)         Not applicable

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ John D. White
                                                -------------------------------
                                                John D. White
                                                Executive Vice President

                                                May 16, 2002